Exhibit 99.1

AMARIN TO PRESENT AT THE 11th ANNUAL BIO CEO & INVESTOR
CONFERENCE

DUBLIN, Ireland, February 3, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced that Mr. Thomas Lynch, Chairman and Chief Executive Officer, will present at the upcoming 11th Annual BIO CEO & Investor Conference on Monday, February 9, 2009 at 2.45 pm Eastern Time.  The event will be held on February 9-10, 2009 at the Waldorf-Astoria Hotel in New York City.

The presentation will be webcast live and may be accessed by visiting the Investor Relations section of Amarin's website at www.amarincorp.com. An archived replay of the presentation will be available after the live presentation and can also be accessed at www.amarincorp.com.

About Amarin
Amarin is a clinical-stage biopharmaceutical company with a lead program planned to enter Phase 3 for hypertriglyceridemia. Amarin’s cardiovascular programs capitalize on its expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s pipeline also includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease and epilepsy, all of which are available for partnering. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of February 3, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; the success of Amarin's research and development activities; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; risks relating to the Company’s ability to maintain its Nasdaq listing; general changes in International Financial Reporting Standards; and growth in costs and expenses. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

#   #   #